Exhibit 99.1

PRESS RELEASE

Malaysia: TotalEnergies Divests its Minority Non-Operated
Interest in Marjoram Gas Field

Paris, July 2nd, 2026 – TotalEnergies announces the divestment to INPEX of its 85% interest in Block 2E offshore Malaysia, representing a net interest of 8.5% in the Marjoram gas field currently under development, for a consideration of USD 350 million.

Through this transaction, TotalEnergies crystallizes the full value of this minority interest in a non-operated gas project, to focus on its operated portfolio and strategic growth opportunities in Malaysia.

“This agreement is fully aligned with our strategy of actively managing our portfolio and prioritizing material positions to support our ambition to develop low-cost, low-emission projects. With Jerun field now on stream and a large portfolio of opportunities, Malaysia is a strategic platform for TotalEnergies’ low-cost, low-emission growth strategy, serving both the country and the wider Southeast Asia region,” said Nicolas Terraz, President Exploration & Production at TotalEnergies.

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About TotalEnergies in Malaysia

TotalEnergies has been present in Malaysia since 1985 and has maintained a long-standing partnership with the national oil company PETRONAS. Following the acquisition of SapuraOMV Upstream, TotalEnergies became the country’s third-largest gas producer.

The Group employs around 300 people in Malaysia and holds operated and non-operated interests in 17 offshore blocks off the coast of Sarawak and Sabah.

Through its subsidiary TotalEnergies Marketing Malaysia, TotalEnergies also markets petroleum products. In 2023, the Group signed an agreement with PETRONAS and Mitsui to develop a CO2 storage project in Southeast Asia and to assess several potential sites in the Malay Basin.

On the 2nd of April 2026 TotalEnergies and Masdar announced the creation of a $2.2 billion joint venture to accelerate the growth of renewable energy in Asia and particularly in Malaysia.

About TotalEnergies

TotalEnergies is a global integrated multi-energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more affordable, more available and more sustainable. Present in around 120 countries, TotalEnergies places sustainable development at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE.

Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).